MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President – Legal Jackson National Asset Management, LLC
DATE:	June 27, 2018
SUBJECT:	Response to comments to the registration statement filed on Form N-1A on May 7, 2018 (the "Registration Statement") for JNL Investors Series Trust (the "Registrant") File Nos: 333-43300 and 811-10041

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments that the Registrant received via telephone on June 21, 2018 to the Registration Statement.

The comments are set forth below in italics, with responses immediately following.

1.	Please supplementally explain the difference in fees between the JNL Government Money Market Fund and the JNL Securities Lending Collateral Fund.

RESPONSE:  The Registrant confirms that the while the Funds have the same sub-adviser and employ the same investment strategies, the fee schedules are different because the uses are different.  The JNL Government Money Market Fund serves as the sweep vehicle for the fund complex, and the JNL Securities Lending Collateral Fund will serve as the cash collateral reinvestment vehicle for the fund complex's securities lending program.

Until August 13, 2018, Jackson National Asset Management, LLC (the "Adviser") and fund complex will continue to use the current collateral reinvestment program, which consists of separate vehicles with the two securities lending agents, JPMorgan Chase Bank, N.A. and State Street Bank and Trust Company.  Effective August 13, 2018, the Adviser and fund complex will solely utilize JNL Securities Lending Collateral Fund for cash collateral reinvestment.  This will provide for consistency and flexibility in the management of cash collateral in the future and eliminate duplicative governance and oversight of the existing securities lending vehicles.  For these benefits, the Adviser has agreed to a discounted fee.  After applying its costs for operating the JNL Securities Lending Collateral Fund and after paying the Fund's expenses in accordance with the administration agreement, the Adviser does not anticipate any remaining profitability based on current net assets.

2.
For the JNL Government Money Market Fund, please include additional disclosure relating to the waiver in the paragraph following the Annual Fund Operating Expenses table, including that the Fund be able to make repayments to the adviser without exceeding the net expense ratio in place at the time of the waiver, etc.

RESPONSE:  The Registrant has made the requested change.

3.
For the JNL Securities Lending Collateral Fund, please remove the sentence, "The example also assumes that the contractual expense limitation agreement is not renewed." as there is no fee waiver applicable to this Fund.

RESPONSE:  The Registrant has made the requested change.

4.
For the JNL/PPM America Low Duration Bond Fund, please refer to Barry Miller's Letter to the Investment Company Institute and enhance the disclosure to better describe how the Fund expects to use derivatives within its investment strategy.

RESPONSE:  The Registrant has made the requested change.

5.
For the JNL Securities Lending Collateral Fund, please provide an explanation of the securities lending process and include additional detail as to what the Fund does with regard to securities lending.

RESPONSE:  The Registrant has made the requested change.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (312) 730-9730.  Thank you for your prompt attention to this matter.

cc: File